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SEC FILE NUMBER
8-68590

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QUANTRIVER FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6430 PLANTATION PARK COURT, STE 310
(No. and Street)

FORT MYERS	FL	33966
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALEXANDER MEZHERITSKY	(239) 244-8787	AMEZHERITSKY@QRFIN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE ONE	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ALEXANDER MEZHERITSKY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QUANTRIVER FINANCIAL, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAIME LEONARD
Notary Public - State of Florida
Commission # GG 285404
My Comm. Expires Feb 1, 2023
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
QuantRiver Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of QuantRiver Financial, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 25, 2022

QUANTRIVER FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 760,518
Receivable from clearing broker	70,713
Prepaid expenses	4,234
TOTAL ASSETS	$ 835,465

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 5,105
MEMBERS' EQUITY	830,360
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 835,465

The accompanying notes are an integral part of this statement.

QUANTRIVER FINANCIAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

QuantRiver Financial, LLC, (the "Company") was organized under the Limited Liability Company Laws of the State of Florida in March 2010. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") as well as the NYSE Arca, Inc., and the National Futures Association. The Company operates as a fully disclosed introducing broker-dealer. In this capacity it offers its services primarily to institutional as well as some retail customers, primarily from Russia, all of whom are self-directed investors that choose their own investments or receive direction from an outside party to assist them in their investment choices.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to its clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2021, amounts were owed to the clearing broker by these customers which were in connection with normal, delivery-against-payment, cash-account transactions. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaced the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2018, 2019, 2020 and 2021. For the period ended December 31, 2021 management has determined that there are no material uncertain income tax positions.

4. CASH IN BANKS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The Company's cash is held at one bank located in Florida.

5. LEASE COMMITMENT

In connection with FASB ASC Topic 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management evaluated the financial impact the standards have on the Company's financial statements using a modified retrospective transition approach.

The Company entered into a non-cancelable lease for its office space which will expire on December 31, 2022. Lease payments pertaining to this agreement were $6,349 for the year ended December 31, 2021. These amounts are included in Rent and Occupancy Costs on the Statement of Income for the year ended December 31, 2021. The Company determined that the provisions of ASC 842 did not have a material effect on its financial statements as of, or for the year ended, December 31, 2021.

6. DERIVATIVE CONTRACTS

In the normal course of business, the Company's derivative activities involve the purchase and sale of exchange-traded and over the counter futures and option contracts on behalf of customers. The commissions earned from these activities are reflected in the statement of income.

7. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2021, the Company had not entered into any subordinated loans agreements.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to the company's registration with the National Futures Association, the Company is also subject to the Commodities Future Trading Commission's net capital requirement set forth in Regulation 1.10(j). At December 31, 2021, the Company had net capital of $826,126 which exceeded the minimum requirement of $45,000 by $781,126. The Company's ratio of aggregate indebtedness to net capital was 0.0062 to 1.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were issued and no further information is required to be disclosed.